SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 10, 2022.

By letter dated February 10, 2022,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2021	06/30/2021
Results of the period (six-month period)	38,030	(4,924)
Attributable to:
Shareholders of the controlling company	21,207	(4,528)
Non-controlling interest	16,823	(396)

2. Other integral results of the period	in million ARS
	09/30/2021	06/30/2021
Other integral results of the period (six-month period)	(12,048)	(9,419)
Attributable to:
Shareholders of the controlling company	(4,881)	(1,941)
Non-controlling interest	(7,167)	(7,478)

3. Total integral results of the period	in million ARS
	09/30/2021	06/30/2021
Total integral results of the period (six-month period)	25,982	(14,343)
Attributable to:
Shareholders of the controlling company	16,326	(6,469)
Non-controlling interest	9,656	(7.874)

4. Equity details	in million ARS
	09/30/2021	06/30/2021
Share Capital	589	499
Treasury shares	3	3
Comprehensive adjustment of capital stock and of treasury shares	18,138	18,108
Warrants	1,769	-
Additional paid-in capital	22,893	19,161
Premium for trading of treasury shares	163	163
Legal Reserve	847	847
Special Reserve (Resolution CNV 609/12)	-	1,395
Cost of treasury share	(271)	(271)
Changes in non-controlling interest	(4,092)	(5,545)
Revaluation Surplus	290	2,331
Conversion reserve	2,263	7,842
Reserve for stocks-based payments	313	894
Other comprehensive subsidiary results	2,181	609
Other subsidiary reserves	724	168
Retained earnings	9,605	(894)
Shareholders’ Equity attributable to controlling company’s shareholders	55,415	45,310
Non-controlling interest	95,811	92,955
Total shareholder's equity	151,226	138,265

 In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 591,880,987 (including treasury shares), divided into591,880,987 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 589,692,259.

As of December 31, 2021, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 216,240,797 shares, accounting for 36.67% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of December 31, 2021, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 373,451,462 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 63.33% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 681,642,804. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 35,137,449 ordinary shares, which would mean a 36.88% stake on the share capital, that is, 251,378,246 shares.

Below are the highlights for the six-month period ended December 31, 2021:

●
The net result for the first half of fiscal year 2022 recorded a gain of ARS 38,030 million compared to ARS 4,924 million loss in the same period of 2021, mainly due to higher agricultural operating results and the gain from changes in fair value of investment properties from IRSA.

●
Adjusted EBITDA for the period reached ARS 15,829 million, 21.7% higher than in 2021. Adjusted EBITDA of the agribusiness segments reached ARS 12,098 million, due to higher results from grains, sugar cane and farmland sales.

●
The 2022 campaign is developing with La Niña weather conditions, high international commodity prices and higher margins than the previous one, although with rising costs. We planted approximately 256,000 ha in the region.

●
During the semester, our subsidiary Brasilagro sold a fraction of its Rio do Meio farm for BRL 130.1 million and completed the sale of a fraction of its Alto Taquarí farm for BRL 336.0 million.

●
Regarding urban segment, in December 2021, the Shareholders’ Meetings of IRSA and IRSA PC approved the merger by absorption between the companies, in which IRSA absorbs IRSA PC. The merger has an effective date of July 1, 2021, and the exchange of IRSA PC shares for IRSA shares will take place in the coming months. As a result of the merger, CRESUD stake in IRSA is reduced to 53.68%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 10, 2022